UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42416

Elong Power Holding Limited

(Translation of registrant’s name into English)

3 Yan Jing Li Zhong Jie

Block B, Room 2110, Beijing

People’s Republic of China, 341000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the annual general meeting of shareholders (the “Meeting”) of Elong Power Holding Limited (the “Company”) convened at November 24, 2025, at 10:00 A.M., Beijing Time (November 23, 2025, at 9:00 P.M., Eastern Time), at 3 Yan Jing Li Zhong Jie, Jiatai International Plaza, Block B, Room 2110, Beijing, China 100025, the shareholders of the Company adopted resolutions approving all of the six proposals considered at the Meeting. A total of 16,934,027 Class A Ordinary Shares, par value $0.00001 per share of the Company, each of which is entitled to one vote per share, and 5,777,437 Class B Ordinary Shares, par value $0.00001 per share of the Company, each of which is entitled to fifty votes per share, collectively representing 305,805,877 voting power, accounting for 87.34% of the total voting power exercisable as of October 6, 2025, the record date, were present in person or by proxy at the Meeting. All matters voted on at the meeting were approved. The results of the votes, in voting power, were as follows:

1.	Proposal One – Re-appointment of Directors

Resolution(s)	For	Against	Withheld/Abstain
Proposal One: By an ordinary resolution, re-appoint five directors, Xiaodan Liu, Zhaohui Yang, Tung Kok Keow, Kebo Qin, and Weijun Wang, to serve on the Company’s board of directors until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed in accordance with the Company’s then effective memorandum and articles of association.
● Xiaodan Liu	298,053,640	6,628,351	881
●Zhaohui Yang	298,058,104	6,623,886	881
● Tung Kok Keow	298,025,464	6,656,526	881
● Kebo Qin	298,053,795	6,628,196	881
●Weijun Wang	298,057,537	6,624,424	911

2.	Proposal Two – Appointment of HTL

Resolution(s)	For	Against	Withheld/Abstain
Proposal Two: By an ordinary resolution, approve the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2025	298,058,139	6,623,982	751

3.	Proposal Three – Approval of the Share Capital Increase

Resolution(s)	For	Against	Withheld/Abstain
Proposal Three: By an ordinary resolution, approve an increase of the Company’s authorized share capital from US$50,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 4,000,000,000 class A ordinary shares of a par value of US$0.00001 each and 1,000,000,000 class B ordinary shares of a par value of US$0.00001 each, to US$25,000,000 divided into 2,500,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 2,000,000,000,000 class A ordinary shares of a par value of US$0.00001 each (the “Class A Ordinary Shares”) and 500,000,000,000 class B ordinary shares of a par value of US$0.00001 each (the “Class B Ordinary Shares”), by the creation of additional 1,996,000,000,000 Class A Ordinary Shares and 499,000,000,000 Class B Ordinary Shares..	299,162,353	6,640,503	3021

4.	Proposal Four – Approval of Share Consolidation

Resolution(s)	For	Against	Withheld/Abstain
Proposal four: By an ordinary resolution, to (A) approve one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than two (2)-for-one (1) and not more than five-hundred (500)-for-one (1) aggregately (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board in its sole discretion within two years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio shall not exceed five-hundred (500)-for-one (1) and that no fractional share shall arise from the Share Consolidations, and (B) authorize the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Class A Ordinary Share or and Class B Ordinary Share, and to authorize the Board to do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidations, including determining the Range and the exact date of the Share Consolidations and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidations.	298,041,264	6,639,264	2,344

5.	Proposal Five – the Adoption of the Third Amended and Restated Memorandum and Articles of Association

Resolution(s)	For	Against	Withheld/Abstain
Proposal Five: By a special resolution, subject to approval of Proposal Three and Proposal Four, approve the second amended and restated memorandum and articles of association of the Company currently in effect to be amended and restated by their deletion in their entirety and the substitution in their place with the third amended and restated memorandum and articles of association to reflect the Share Capital Increase and the Share Consolidations, with effect from the effective date of the Share Capital Increase and the Share Consolidations	298,043,197	6,638,654	1,021

6.	Proposal Six – Adjourn of the General Meeting

Resolution(s)	For	Against	Withheld/Abstain
Proposal Six: By an ordinary resolution, adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals One to Five.”	298,046,477	6,649,886	232

The Company’s Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elong Power Holding Limited

By:	/s/ Xiaodan Liu
Name:	Xiaodan Liu
Title:	Chief Executive Officer

Date: November 25, 2025